Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
SUBMITTED VIA EDGAR
August 23, 2011
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dole Food Company, Inc.
Comment Letter from Commission Dated August 10, 2022, Responding to
Response from Dole Food Company, Inc. Dated June 29, 2011, Responding to
Comment Letter from Commission Dated June 16, 2011, Responding to
Response from Dole Food Company, Inc. Dated May 25, 2011, Responding to
Comment Letter from the Commission Dated May 11, 2011, Concerning:
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 14, 2011
Current Report on Form 8-K
Filed March 14, 2011
File No. 001-04455
Dear Mr. Reynolds:
We are in receipt of the above-captioned comment letter. We have endeavored to respond fully to your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our response to the comments.
Form 10-K for the Fiscal Year Ended January 1, 2011
Exhibits
1.	We note your response to comment two of our letter dated June 16, 2011 and we reissue it in part. Please confirm that you will file Exhibit 10.3 to the Form 8-K filed on December 3, 2010, and Exhibits 10.1 and 10.2 of your Form 8-K filed on February 25, 2011 in their entirety, pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report. To the extent you seek to omit materials in the attachments to those exhibits, please file a confidential treatment request or advise us as to why you believe you do not need to file a confidential treatment request.

Mr. John Reynolds
August 23, 2011

As you request, this will confirm that we will file Exhibits 10.1 and 10.2 of our Form 8-K filed on February 25, 2011 in their entirety, pursuant to Item 601(b)(10) of Regulation S-K, with our next Form 10-Q. As you mention, we expect to file a confidential treatment request with respect to some of the information in those two exhibits, on the principle that information in the category that the Commission has expressly determined is properly excludable from Item 11 of Form 10-K (see Paragraph 4 of Instructions to Item 402(b) of Regulation S-K) should be subject to confidential treatment in the exhibits, lest Paragraph 4 of the Instructions to Item 402(b) be rendered nugatory. Furthermore, as stated in Paragraph 4 of the Instructions to Item 402(b), “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2...”
With respect to Exhibit 10.3 to the Form 8-K filed on December 3, 2010, we respectfully note that, as discussed with Mr. Kim by telephone, there never was an “Attachment A” adopted for that Exhibit 10.3, and there is nothing further to file. As we stated in the last paragraph of Item 5.02 of our Form 8-K filed on February 25, 2011: “The Committee, on February 24, 2011, also established the performance-based vesting criteria to which the awards of performance shares to the named executive officers in November 2010 are subject ...” Those criteria constitute Attachment A, and were not adopted until February 24, 2011. In addition, as we discussed with Mr. Kim by telephone, the document filed as Exhibit 10.2 to the February 25, 2011 Form 8-K is a replacement for the document filed as Exhibit 10.3 to the December 3, 2010 Form 8-K, not an additional Performance Share Agreement or plan.
We also wish to confirm that, not later than the filing of our next Form 10-Q, we will file in their entirety, as requested by the Staff, the previously filed exhibits identified in correspondence with the Staff containing our current and superseded credit facilities. We expect to file a confidential treatment request with respect to some of the information in those complete exhibits.
As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, Joseph Tesoriero (Dole’s Executive Vice President and Chief Financial Officer) at 818-879-6900, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834, Yoon Hugh (Dole’s Vice President, Controller and Chief Accounting Officer) or David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801.

Sincerely,
/s/ C. Michael Carter
C. Michael Carter

cc:	Jeffrey Conner David A. DeLorenzo Joseph S. Tesoriero Yoon Hugh